February 16, 2012

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:	Ms. Mara L. Ransom
Mr. Chris Chase
Ms. Brigitte Lippmann

Re:	General Finance Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed January 10, 2012
File No. 333-178950

Dear Ms. Ransom, Mr. Chase and Ms. Lippmann:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated February 7, 2012 with respect to the Amendment No. 1 to Registration Statement on Form S-3 filed by General Finance Corporation (the “Company”) with the SEC on January 10, 2012 (the “Form S-3”). The numbering of paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

The Company respectfully advises the Staff that on February 16, 2012, it filed via EDGAR Amendment No. 1 to Registration Statement on Form S-3 (the “Amendment No. 1”) reflecting the changes made in response to the Staff’s comments.  Three copies of Amendment No. 1 and an Amendment No. 1 marked to show changes to the Registration Statement on Form S-3 are enclosed for your convenience.

Staff Comments and Company Responses

General

1.
We note that there appears to be a material disparity between the price at which your selling stockholder is offering your common stock pursuant to this registration statement, and the current market price of your common stock. Please disclose the various factors considered in determining this offering price. See Item 505(a) of Regulation S-K.

The Company respectfully advises that the selling stockholder has considered a variety of factors in determining the offering price, including the valuations of its subsidiaries Royal Wolf Holdings Limited (“Royal Wolf”) and Pac-Van, Inc., the selling stockholder’s estimates of the prospects of the Company and its subsidiaries, market valuations for comparable companies and overall market conditions. The most important factor in determining the offering price is the Company’s common stock is the value of the Company’s ownership of Royal Wolf. The Company owns 50.01% of the outstanding ordinary shares of Royal Wolf, or 50,387,052 ordinary shares. The ordinary shares of Royal Wolf trade on the Australian Securities Exchange under the symbol “RWH.” As shown on page 22 of Exhibit 99.1 – General Finance Corporation Investor Presentation dated December 2011 of the Current Report on Form 8-K filed with the SEC on December 14, 2011, a copy of which is enclosed herewith, the value of the Company’s share ownership of Royal Wolf Holdings Limited equaled $105 million.

    Based on the 22,013,299 Company shares outstanding, the value of Royal Wolf equates to $4.59 per share of Company common stock as of December 9, 2011. Based on the February 10, 2012 closing price of A$2.00 per share of Royal Wolf on the Australian Securities Exchange (“ASX”) and the foreign currency exchange rate of one Australian dollar to $1.07474 U.S. dollar, the value of the Company’s ownership of Royal Wolf is worth approximately $4.92 per share of the Company common stock.

    The selling stockholder therefore believes that based on the market capitalization of Royal Wolf Holdings Limited alone as reflected on the Australian Securities Exchange, $5.00 is a reasonable offering price.

Incorporation of Documents by Reference, page 10

2.
Please revise the fourth bullet point on page 10 to incorporate by reference your Current Report on Form 8-K filed on September 26, 2011. We note that it appears you have inaccurately referenced a September 25, 2011 filing.

The Company acknowledges the Staff’s comment and respectfully advises that the fourth bullet on page 10 has been revised to incorporate by reference the Current Reports on Form 8-K filed on September 26, 2011, January 31, 2012 and February 10, 2012.

3.
Please incorporate by reference your Form 8-K filed on January 31, 2012. In this regard, please also include language incorporating all Exchange Act filings filed after the date of your initial registration statement filing and prior to effectiveness. For guidance, please refer to our Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05 available on our website at www.sec.gov.

The Company acknowledges the Staff’s comments and respectfully advises that the Company’s Current Report on Form 8-K filed on January 31, 2012 has been incorporated by reference and that the fourth bullet on page 10 has been revised to incorporate by reference all filings filed pursuant to the Securities Exchange Act of 1934, as amended, after the date of the initial registration statement and prior to effectiveness of the registration statement.

Item 17, Undertakings, page II-4

4.	Please revise your disclosure to include the undertaking set forth in Item 512(b) of Regulation S-K.

The Company acknowledges the Staff’s comments and respectfully advises that the disclosure in Item 17 has been revised to include the undertaking set forth in Item 512(b) of Regulation S-K.

Signatures, page II-7

5.	It appears you have used the signature certification language from Form S-1. Please revise to use the certification language from Form S-3.

The Company acknowledges the Staff’s comments and respectfully advises that the signature certification has been revised to use the certification language from Form S-3.

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to the undersigned at (626) 584-9722 x1008.

Sincerely,

________________________
Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:           Ronald F. Valenta, General Finance Corporation

Enclosure